NEWS RELEASE

Fortuna reports record production and financial results for the third quarter of 2023

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, November 8, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the third quarter of 2023.

Third Quarter 2023 highlights

Financial

•Net income4 of $27.5 million or $0.09 per share, compared to $3.1 million or $0.01 per share in Q2 2023
•Adjusted net income4,1 of $29.6 million or $0.10 per share, compared to $2.5 million or $0.01 per share in Q2 2023
•Adjusted EBITDA1 of $104.6 million, compared to $44.4 million in Q2 2023
•Net cash provided by operating activities of $106.5 million and free cash flow from ongoing operations1 of $70.0 million, compared to $44.2 million and $9.5 million, respectively, in Q2 2023
•Company paid down $40.0 million of its revolving credit facility.  At the close of the quarter total net debt was $133.4 million and the total net debt to adjusted EBITDA ratio1 was 0.5
•Liquidity as of September 30, 2023 was $162.3 million5, compared to $97.9 million at the end of Q2 2023

Operational

•Gold production of 94,821 ounces, compared to 64,348 ounces in Q2 2023
•Silver production of 1,680,751 ounces, compared to 1,262,561 ounces in Q2 2023
•Gold equivalent6 production of 128,671 ounces, compared to 93,454 ounces in Q2 2023
•Consolidated cash costs1 per ounce of gold equivalent sold of $814, compared to $968 in Q2 2023
•Consolidated all-in sustaining costs (AISC)1 per ounce of gold equivalent sold of $1,312, compared to $1,799 in Q2 2023
•Year to date Lost Time Injury Frequency Rate (LTIFR) of 0.38 and Total Recordable Injury Frequency Rate (TRIFR) of 0.86.

Growth and Development

•The third quarter was the first full reporting period for the Séguéla Mine
•The acquisition of Chesser Resources Limited and its Diamba Sud project was completed on September 20, 2023 (Refer to the News Release dated September 20, 2023).

Jorge A. Ganoza, President and CEO, commented, “Fortuna has delivered record production and financial results for all its key metrics driven by the first full quarter contribution of our flagship Séguéla gold mine.” Mr. Ganoza continued, “Compared to the first half of the year, the reduction in our consolidated all-in sustaining cost to $1,312 is primarily the result of Séguéla’s industry leading AISC of $788 per ounce, abating inflation, optimization initiatives across the business, and higher gold production at the Yaramoko mine driven by new high grade zones.”  Mr. Ganoza concluded, “As we shift from a two-year capital-intensive phase to strong free cash flow generation, we will prioritize strengthening our balance sheet through debt reduction and advancing high value opportunities in our exploration portfolio. We currently maintain eleven drill rigs turning across our properties including three at our newly acquired Diamba Sud gold project in Senegal.”

4 Attributable to Fortuna Shareholders

5 Excluding letters of credit

6 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,924/oz Au, $23.70/oz Ag, $2,136/t Pb and $2,428/t Zn or Au:Ag = 1:81.19, Au:Pb = 1:0.90, Au:Zn = 0.79 for Q3 2023, and the following metal prices: $1,975/oz Au, $24.10/oz Ag, $0.96/t Pb and $1.23/t Zn or Au:Ag = 1:81.96, Au:Pb = 1:0.93, Au:Zn = 1:0.73 for Q2 2023.

Third Quarter 2023 Consolidated Results

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2023	2022	% Change	2023	2022	% Change
Sales	243.1	166.6	46%	577.1	516.8	12%
Mine operating income	65.9	24.7	167%	138.2	120.8	14%
Operating income	45.4	5.7	696%	77.0	59.6	29%
Attributable net income (loss)	27.5	(3.7)	843%	41.5	24.6	69%
Attributable Earnings per share - basic	0.09	(0.01)	1,000%	0.14	0.08	75%
Attributable Adjusted net income[1]	29.6	2.9	921%	44.3	35.0	27%
Adjusted EBITDA[1]	104.6	54.4	92%	214.0	189.7	13%
Net cash provided by operating activities	106.5	64.7	65%	191.8	144.6	33%
Free cash flow from ongoing operations[1]	70.0	34.0	106%	87.3	64.8	35%
Production cash cost ($/oz Au Eq)	814	881	(8%)	887	841	5%
All-in sustaining cash cost ($/oz Au Eq)	1,312	1,431	(8%)	1,507	1,383	9%
Capital expenditures[2]
Sustaining	27.2	23.2	17%	89.3	64.3	39%
Non-sustaining[3]	1.3	4.0	(68%)	3.4	10.4	(67%)
Séguéla construction	1.9	23.5	(92%)	50.0	87.6	(43%)
Brownfields	3.3	9.6	(66%)	10.7	17.1	(37%)
As at				September 30, 2023	December 31, 2022	% Change
Cash and cash equivalents				117.8	80.5	46%
Net liquidity position (excluding letters of credit)				162.3	150.5	8%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

Third Quarter 2023 Results

Net income attributable to Fortuna for the quarter was $27.5 million compared to an attributable net loss of $3.7 million in Q3 2022.  After adjusting for non-cash and non-recurring items, adjusted attributable net income for the quarter was $29.6 million compared to $2.9 million in Q3 2022. The increase in net income and adjusted net income is explained mainly by increased gold sales volume, higher realized gold and silver prices and lower cost of sales per gold equivalent ounce.  Higher gold sales volume was primarily due to the contribution from the first quarter of commercial production at Séguéla and higher grades at Yaramoko.  This was partially offset by lower gold sales volume at Lindero related to lower grades, in line with the mine plan. The realized gold and silver prices were $1,925 and $23.7 per ounce, respectively, in Q3 2023 compared to $1,718 and $19.2 per ounce, respectively, in the prior year.  The lower cash cost of sales per gold equivalent ounce was mainly due to the contribution of low-cost production from Séguéla and lower cost of sales per ounce of gold at Yaramoko related to higher grades.  This was partially offset by higher costs of sales per ounce at Lindero and San Jose.  Other items impacting net income in the quarter were higher interest expenses of $5.7 million as a result of interest costs no longer being capitalized in the quarter, higher outstanding debt and increased interest rates; lower depletion at Séguéla which is expected to increase in the coming quarters from depletion of the purchase price; and a low effective income tax rate in the quarter of 17.6% as no income taxes were recorded at  Séguéla.

General and administrative expenses for the quarter of $14.6 million were higher than the same period in 2022 as Séguéla transitioned to operations and costs are no longer being capitalized. G&A is comprised of the following items:

Fortuna | 2

	Three months ended September 30,			Nine months ended September 30,
(Expressed in millions)	2023	2022	% Change	2023	2022	% Change
Mine G&A	8.4	5.4	56%	20.5	15.8	30%
Corporate G&A	5.5	5.4	2%	19.7	22.3	(12%)
Share-based payments	0.5	1.9	(74%)	3.8	5.9	(36%)
Workers' participation	0.2	0.3	(33%)	0.2	0.7	(71%)
Total	14.6	13.0	12%	44.2	44.7	(1%)

Net cash generated by operations for the quarter increased $41.6 to $106.5 million.  The increase reflects higher EBITDA of $51.2 million offset by lower changes in working capital in Q3 2023 of $0.2 million compared to a change in Q3 2022 of $11.5 million.  Income tax paid in the quarter of $3.2 million was $5.6 million lower than in Q3 2022 as no income tax was paid at Séguéla in Q3 2023.  It is expected Séguéla will start incurring current income taxes in Q4 2023 and paying income taxes in 2024.

In the third quarter of 2023 capital expenditures on a cash basis was $37.0 million consisting primarily of $30.6 million in sustaining capital, including brownfields exploration, and $4.0 million of non-sustaning exploration.

Free cash flow from ongoing operations for the quarter was $70.0 million, compared to $34.0 million in Q3 2022.  The increase of $36.0 million is the result of higher net cash generated by operations of $41.8 million partially offset by higher sustaining capex and brownfields exploration at our operating mines of $5.8 million in Q3 2023.

Consolidated All-in Sustaining Cost

Consolidated AISC per gold equivalent ounce (GEO) sold for the third quarter of 2023 was $1,312 per ounce compared to $1,431 per ounce for the comparable quarter in 2022. The lower AISC was driven by a decrease of $67 in cash cost of sales per gold equivalent ounce to $814 and lower capital costs per ounce driven by higher volume.

Liquidity

The Company’s total liquidity available as of September 30, 2023 was $162.3 million comprised of $117.8 million in cash and cash equivalents, and $44.5 million undrawn on the $250.0 million revolving credit facility (excluding letters of credit).

Fortuna | 3

Lindero Mine, Argentina

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes placed on the leach pad	1,467,578	1,365,726	4,449,049	4,163,555

Gold
Grade (g/t)	0.62	0.83	0.65	0.83
Production (oz)	20,933	30,032	71,647	89,116
Metal sold (oz)	22,242	30,064	74,194	89,229
Realized price ($/oz)	1,910	1,719	1,923	1,825

Unit Costs
Cash cost ($/oz Au)[1]	988	772	916	717
All-in sustaining cash cost ($/oz Au)[1]	1,611	1,159	1,569	1,117

Capital Expenditures ($000's) [2]
Sustaining	7,669	4,814	28,751	14,062
Non-sustaining	353	–	676	169
Brownfields	–	314	–	1,104

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the third quarter of 2023, a total of 1,467,578 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.62 g/t, containing an estimated 29,068 ounces of gold. Gold production for Q3 2023 totaled 20,933 ounces. This represents a 30% decrease in total ounces to the comparable quarter of 2022. This decline in gold production can be primarily explained by the lower head grade of ore placed on the leach pad, in accordance with the mining sequence and the Mineral Reserves. Ore mined was 1.9 million tonnes, with a stripping ratio of 1.1:1. The stripping ratio in the third quarter is 59 percent lower than the second quarter and is expected to continue declining through to the end of the year.

Higher stripping of waste in the first nine months of the year will allow improved access to higher grade material scheduled in the mine plan for the fourth quarter. As a result, Lindero anticipates placing approximately 1.6 million tonnes of ore on the leach pad in Q4 2023 at a higher average grade of 0.67 g/t Au.

Cash cost per ounce of gold for the quarter ended September 30, 2023, was $988 compared to $772 in the same period in 2022. Cash cost per ounce of gold was higher due to lower head grades in line with the mine plan, partially offset by lower processing costs.

All-in sustaining cash cost per gold ounce sold was $1,611 during Q3 2023 compared with $1,159 in the same period of 2022. All-in sustaining cash cost for the third quarter of 2023 was impacted by lower production described above and higher sustaining capital expenditures.

During the quarter, increased sustaining capital expenditures were primarily driven by the development of Phase 2 of the leach pad and capitalized stripping. As of September 30, 2023, the leach pad expansion project (Project) is approximately 13 percent complete. The procurement construction and management (PCM) service has been awarded to Knight Piésold, the accommodation camp expansion and PCM offices for the Project have been finalized, and PCM personnel are already onsite. Mobilization of the contractor’s personnel and equipment has commenced. The first shipments of geomembrane and geosynthetic clay liner are in transit, and the Project remains on schedule for completion during the second half of 2024.

Fortuna | 4

Yaramoko Mine Complex, Burkina Faso

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	137,281	137,202	421,133	403,957

Gold
Grade (g/t)	7.72	6.21	6.52	6.34
Recovery (%)	99	97	98	97
Production (oz)	34,036	27,130	89,476	79,918
Metal sold (oz)	33,971	27,055	89,448	81,183
Realized price ($/oz)	1,932	1,716	1,932	1,821

Unit Costs
Cash cost ($/oz Au)[1]	752	934	764	847
All-in sustaining cash cost ($/oz Au)[1]	1,211	1,630	1,429	1,433

Capital Expenditures ($000's) [2]
Sustaining	9,451	10,225	37,318	26,671
Brownfields	1,447	2,530	3,656	3,018

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

The Yaramoko Mine produced 34,036 ounces of gold in the third quarter of 2023 with an average gold head grade of 7.72g/t, 25% and 24% increases when compared to the same period in 2022. Increased production resulted from higher average grades and greater widths of mineralization encountered in development headings, which contributed 42% of total mill feed.

As a result of the aforementioned higher grades in development and production zones within the mine plan, the Company has revised Yaramoko’s annual gold production guidance upwards to 110 to 120 thousand ounces from the original guidance of 92 to 102 thousand ounces, an increase of approximately 14 percent. Gold production for the first nine months of 2023 totaled 89,476 ounces.

Cash cost per ounce of gold sold for the quarter ended September 30, 2023, was $752 compared to $934 in the same period in 2022. Cash cost per ounce decreased due to higher production, improved head grades of ore processed, reduced mining costs related to ore development and decreased transportation costs.

All-in sustaining cash cost per gold ounce sold was $1,211 for Q3 2023, compared to $1,630 for the same period in 2022. This decrease was as a result of higher production, and cash cost savings described above.

Sustaining capital for Q3 2023 was higher due to more intensive mine development. Brownfields expenditure was primarily related to diamond drilling. Drilling focused on infill grade control and exploring for extensions beyond the mineralized resource envelope in the deeper eastern portion of Zone 55. During the fourth quarter, drilling will continue on the western portion of Zone 55, testing for up and down-dip continuity of the recently discovered extensions to the resource boundary.

Fortuna | 5

Séguéla Mine, Côte d’Ivoire

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	310,387	-	419,992	-

Gold
Grade (g/t)	3.83	-	3.28	-
Recovery (%)	93	-	94	-
Production (oz)	31,498	-	35,521	-
Metal sold (oz)	35,503	—	35,503	—
Realized price ($/oz)	1,927	—	1,927	—

Unit Costs
Cash cost ($/oz Au)[1]	397	-	397	-
All-in sustaining cash cost ($/oz Au)[1]	788	-	788	-

Capital Expenditures ($000's) [2]
Sustaining	3,147	–	3,147	–
Brownfields	–	–	–	–
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

From Séguéla’s first gold pour on May 24th to the successful completion of the processing plant performance test in August, the operation is now exceeding nameplate capacity. Séguéla is well positioned to achieve the mid-point of its gold production guidance of 60 to 75 thousand ounces for the second half of 2023.

In the third quarter of 2023, mine production totaled 502,326 tonnes of ore, averaging 3.48 g/t Au, and containing an estimated 56,136 ounces of gold from the Antenna Pit. Movement of waste during the quarter totaled 1,156,540 tonnes, for a strip ratio of 2.3:1.

Cash cost per gold ounce sold was $397 for Q3 2023, which was below plan, primarily higher due to head grades and lower energy and diesel consumption.

All-in sustaining cash cost per gold ounce sold was $788 for Q3 2023, which was below plan, primarily due to lower cash cost, lower capital expenditures, and higher sale volume.

Sustaining capital for Q3 2023 consisted primarily of mine development. The first stage of grade control drilling was completed at the Ancien deposit during the third quarter, with results currently being processed. Construction of the access road continued as planned, with stripping and initial mining of oxide material scheduled to begin this quarter.

At the Koula deposit, initial grade control drilling started and should be completed early this quarter.

Fortuna | 6

San Jose Mine, Mexico

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	247,542	267,198	689,165	770,090
Average tonnes milled per day	2,845	3,071	2,790	2,939

Silver
Grade (g/t)	189	196	180	189
Recovery (%)	91	92	91	91
Production (oz)	1,372,530	1,545,410	3,633,107	4,288,936
Metal sold (oz)	1,347,719	1,539,382	3,618,723	4,272,878
Realized price ($/oz)	23.65	19.14	23.37	21.86

Gold
Grade (g/t)	1.14	1.16	1.11	1.14
Recovery (%)	91	91	90	91
Production (oz)	8,205	9,091	22,215	25,624
Metal sold (oz)	8,068	9,064	22,118	25,580
Realized price ($/oz)	1,932	1,722	1,930	1,825

Unit Costs
Production cash cost ($/t)[2]	103.47	79.37	97.26	79.66
Production cash cost ($/oz Ag Eq)[1,2]	13.84	9.70	13.48	10.35
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	18.04	14.23	18.65	14.95

Capital Expenditures ($000's) [3]
Sustaining	3,462	4,410	10,828	12,036
Non-sustaining	385	–	1,178	869
Brownfields	1,082	1,548	2,958	4,645

1 Production cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Production cash cost per tonne, production cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis

In the third quarter of 2023, the San Jose Mine produced 1,372,530 ounces of silver at an average head grade of 189 g/t Ag and 8,205 ounces of gold at an average head grade of 1.14 g/t Au, 11% and 10% lower, respectively, when compared to the same period in 2022. The decrease in silver and gold production for the third quarter of 2023, when compared to the third quarter of 2022, is explained by the declining grade profile of Mineral Reserves in the mine plan. The processing plant milled 247,542 tonnes at an average of 2,845 tonnes per day during the third quarter, in line with the plan for the period.

Gold production is expected to fall slightly below the annual guidance range of 34 to 37 thousand ounces, resulting from lost production days in the second quarter due to the illegal union blockade, and gold head grade reconciliation to reserves in the low end of range. The San Jose Mine remains positioned to deliver annual silver production within the guidance range of between 5.3 to 5.8 million ounces.

The cash cost per tonne for the three months ended September 30, 2023, was $103.47 compared to $79.37 in the same period in 2022. The increase was primarily due to higher use of contractors to make up for lost production in the second quarter of 2023 related to the illegal blockade, higher maintenance and indirect costs and the appreciation of the Mexican Peso.

All-in sustaining cash cost of payable silver equivalent for the three months ended September 30, 2023, increased 26% to $18.04 per ounce, compared to $14.23 per ounce for the same period in 2022. The increase was driven by higher cash cost, lower production, and lower equivalent silver ounces per gold ounce. This was offset slightly by lower capital expenditures and lower workers’ participation costs.

Fortuna | 7

In the third quarter of 2023, sustaining capital expenditures were higher than the same period in 2022. This increase was primarily due to the execution of development meters, which had been postponed from Q2 2023 because of the blockade. Brownfields expenditures were in line with the plan. Expenditures are however expected to increase, due to the emergent drilling campaign at the Yessi vein.

Infill drilling at the San Jose Mine during the quarter led to the discovery of the Yessi vein, a blind structure, located 200 horizontal meters from existing underground infrastructure. The discovery hole SJOM-1387 intersected 1,299 g/t Ag Eq over 9.9 meters, and drill hole SJOM-1391 intersected 621 g/t Ag Eq over 5 meters (Refer to the News Release filled on SEDAR+ on September 5, 2023 titled “Fortuna intersects 1,299 g/t Ag Eq over a true width of 9.9 meters at the San Jose Mine, Mexico” for full details of the drilling program). Additional drilling is currently underway from both surface and underground to define the extent and geometry of this discovery. Mineralization remains open along strike to the north and south, and at depth.

Caylloma Mine, Peru

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Mine Production
Tonnes milled	140,077	139,143	403,076	407,695
Average tonnes milled per day	1,556	1,546	1,515	1,533

Silver
Grade (g/t)	83	79	84	82
Recovery (%)	82	82	82	81
Production (oz)	308,221	292,096	896,583	871,593
Metal sold (oz)	275,708	293,159	875,365	866,511
Realized price ($/oz)	23.93	19.31	23.50	21.98

Gold
Grade (g/t)	0.13	0.11	0.13	0.14
Recovery (%)	24	19	24	35
Production (oz)	149	91	404	656
Metal sold (oz)	18	—	40	603
Realized price ($/oz)	1,921	—	1,902	1,864

Lead
Grade (%)	3.66	3.33	3.66	3.29
Recovery (%)	92	89	92	88
Production (000's lbs)	10,337	9,085	30,053	25,856
Metal sold (000's lbs)	9,232	9,155	29,433	25,751
Realized price ($/lb)	0.97	0.90	0.98	0.99

Zinc
Grade (%)	5.07	4.37	5.07	4.22
Recovery (%)	90	89	90	89
Production (000's lbs)	14,037	11,885	41,125	33,598
Metal sold (000's lbs)	13,959	12,277	41,759	33,743
Realized price ($/lb)	1.10	1.48	1.26	1.65

Unit Costs
Production cash cost ($/t)[2]	99.25	93.12	100.29	92.03
Production cash cost ($/oz Ag Eq)[1,2]	15.62	11.32	14.50	12.25
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	21.14	15.66	19.03	17.16

Capital Expenditures ($000's) [3]
Sustaining	3,514	3,764	9,267	11,506
Brownfields	797	198	1,337	729

1 Production cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Production cash cost per tonne, production cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of  silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Fortuna | 8

The Caylloma Mine produced 308,221 ounces of silver, 10.3 million pounds of lead, and 14.0 million pounds of zinc during the third quarter of 2023. Silver production was 6% higher compared to the same quarter in 2022. Lead and zinc production rose by 14% and 18% respectively, compared to the same period in 2022. Increased production was the result of positive grade reconciliation to the reserve model in levels 16 and 18 of the Animas vein. Increased recoveries for lead and zinc were also driven by the higher grades. Gold production totaled 149 ounces with an average head grade of 0.13 g/t.

The cash cost per tonne of processed ore for the three months ended September 30, 2023, increased 7% to $99.25 compared to $93.12 in the same period in 2022. This increase was primarily due to higher processing and indirect costs.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended September 30, 2023, increased 35% to $21.14, compared to $15.66 for the same period in 2022. The increase was driven by higher cash cost and the impact of metal prices on the calculation of silver equivalent ounces.

Capital costs for the period mainly consisted of underground development in mine levels 15, 16, and 18. The increase in Brownfields expenditures is primarily attributable to additional long hole drilling.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; total production cash cost per tonne; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below.  In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2023 (“Q3 2023 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor and the additional purposes, if any, for which management of the Company uses such measures and ratio.  The Q3 2023 MD&A may be accessed on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Fortuna | 9

Except as otherwise described in the Q3 2023 MD&A, the Company has calculated these measures consistently for all periods presented.

Reconciliation to Total Net debt and Net debt to Adjusted EBITDA ratio for September 30, 2023

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at September 30, 2023
Credit facility	$205.5
Convertible debenture	45.7
Debt	251.2
Less: Cash and Cash Equivalents	(117.8)
Total net debt[1]	$133.4
Adjusted EBITDA (last four quarters)	$270.1
Total net debt to adjusted EBITDA ratio	0.5:1
[1] Excluding letters of credit

Reconciliation to adjusted attributable net income for the three and nine months ended September 30, 2023 and 2022

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2023	2022	2023	2022
Net income (loss) attributable to shareholders	27.5	(3.8)	41.5	24.6
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	(0.1)	-
Foreign exchange loss, Séguéla Mine[2]	0.1	0.3	-	1.1
Write off of mineral properties	0.5	3.4	0.5	4.9
Unrealized loss (gain) on derivatives	(0.1)	1.7	(0.3)	(0.5)
Inventory adjustment	-	0.8	0.7	3.8
Accretion on right of use assets	1.5	0.5	2.6	1.7
Other non-cash/non-recurring items	0.1	-	(0.6)	(0.6)
Adjusted attributable net income	29.6	2.9	44.3	35.0
[1] Amounts are recorded in Cost of sales

Reconciliation to adjusted attributable net income for the three months ended June 30, 2023

June 30
(Expressed in millions)	2023
Net income (loss) attributable to shareholders	3.1
Adjustments, net of tax:
Foreign exchange loss, Séguéla Mine[2]	(0.2)
Unrealized loss (gain) on derivatives	(1.3)
Inventory adjustment	0.7
Accretion on right of use assets	0.6
Other non-cash/non-recurring items	(0.4)
Adjusted attributable net income	2.5
[1] Amounts are recorded in Cost of sales

Reconciliation to adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022

	Three months ended September 30,		Nine months ended September 30,
Consolidated (in millions of US dollars)	2023	2022	2023	2022
Net income	30.9	(4.1)	46.2	24.5
Adjustments:
Community support provision and accruals	(0.1)	-	(0.2)	-
Inventory adjustment	-	1.1	0.9	5.1
Foreign exchange loss, Séguéla Mine	0.1	0.3	-	1.2
Net finance items	8.2	2.4	14.3	8.9
Depreciation, depletion, and amortization	63.9	46.9	148.0	127.4
Income taxes	6.6	5.8	15.6	26.1
Other non-cash/non-recurring items	(5.0)	2.0	(10.8)	(3.5)
Adjusted EBITDA	104.6	54.4	214.0	189.7

Figures may not add due to rounding

Fortuna | 10

Reconciliation of free cash flow from ongoing operations for the three and nine months ended September 30, 2023 and 2022

In 2022, the Company changed the method for calculating free cash flow from ongoing operations. The calculation now uses taxes paid as opposed to the previous method which used current income taxes. While this may create larger quarter over quarter fluctuations due to the timing of income tax payments, management believes the revised method is a better representation of the free cash flow generated by the Company’s ongoing operations.

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions)	2023	2022	2023	2022

Net cash provided by operating activities	106.5	64.7	191.8	144.6
Adjustments
Séguéla, working capital	-	-	4.4	-
Additions to mineral properties, plant and equipment	(30.6)	(27.8)	(97.3)	(73.8)
Mexican royalty payment	-	-	-	3.0
Other adjustments	(5.9)	(2.9)	(11.6)	(9.0)
Free cash flow from ongoing operations	70.0	34.0	87.3	64.8

Figures may not add due to rounding

Reconciliation of cash cost per ounce of gold sold for the three and nine months ended September 30, 2023 and 2022

Lindero Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		36,778	43,928	118,783	121,122
Changes in doré inventory		(1,504)	(107)	(2,824)	605
Inventory adjustment		-	-	15	-
Export duties		(3,266)	(3,900)	(11,042)	(12,192)
Depletion and depreciation		(11,132)	(14,898)	(36,197)	(41,203)
By product credits		(454)	(232)	(3,738)	(232)
Production cash cost		20,422	24,791	64,997	68,100
Changes in doré inventory		1,504	107	2,824	(605)
Realized gain in diesel hedge		-	(1,696)	-	(3,515)
Cash cost applicable per gold ounce sold	A	21,926	23,202	67,821	63,980
Ounces of gold sold	B	22,195	30,052	74,038	89,193
Cash cost per ounce of gold sold ($/oz)	=A/B	988	772	916	717

Yaramoko Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		53,943	47,481	137,159	129,762
Changes in doré inventory		-	-	-	(1,320)
Inventory net realizable value adjustment		-	(1,050)	(827)	(5,077)
Royalties and mining taxes		(3,793)	(2,817)	(10,241)	(8,898)
Depletion and depreciation		(24,563)	(18,356)	(57,719)	(47,010)
Refining charges		-	-	-	(329)
By product credits		-	-	-	(25)
Production cash cost		25,587	25,258	68,372	67,103
Changes in doré inventory		-	-	-	1,320
Refining charges		-	-	-	329
Cash cost applicable per gold ounce sold	A	25,587	25,258	68,372	68,752
Ounces of gold sold	B	34,029	27,055	89,447	81,183
Cash cost per ounce of gold sold ($/oz)	=A/B	752	934	764	847

Fortuna | 11

Séguéla Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		33,233	-	33,233	-
Royalties and mining taxes		(4,568)	-	(4,568)	-
Depletion and depreciation		(14,556)	-	(14,556)	-
Production cash cost		14,109	-	14,109	-
Cash cost applicable per gold ounce sold	A	14,109	-	14,109	-
Ounces of gold sold	B	35,503	-	35,503	-
Cash cost per ounce of gold sold ($/oz)	=A/B	397	-	397	-

Reconciliation of cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2023 and 2022

Consolidated		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		177,181	141,860	438,944	396,016
Changes in concentrate inventory and dore inventory		(1,387)	(180)	(2,770)	(840)
Cost of sales-Right of use		651	-	2,107	-
Depletion and depreciation in concentrate inventory		50	39	(40)	(147)
Inventory adjustment		789	(1,229)	(914)	(4,989)
Royalties, export duties and mining taxes		(13,071)	(8,195)	(30,277)	(25,778)
Provision for community support		109	123	32	98
Workers' participation		(789)	(1,433)	(1,417)	(3,264)
Depletion and depreciation		(63,445)	(46,534)	(146,998)	(126,431)
By product credits		(454)	(232)	(3,738)	(257)
Production cash cost		99,634	84,216	254,929	234,407
Changes in concentrate inventory and dore inventory		1,387	180	2,770	840
Cost of sales-Right of use		(651)	-	(2,107)	-
Depletion and depreciation in concentrate inventory		(50)	(39)	40	147
Inventory adjustment		(789)	179	102	(87)
Realized gain in diesel hedge		-	(1,696)	-	(3,515)
Treatment charges		4,768	2,855	15,191	10,967
Refining charges		1,215	1,386	3,390	3,942
Cash cost applicable per gold equivalent ounce sold	A	105,514	87,083	274,315	246,701
Ounces of gold equivalent sold	B	129,627	98,872	309,196	293,423
Cash cost per ounce of gold equivalent sold ($/oz)	=A/B	814	881	887	841

Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023 and using the realized prices for gold of $1,718/oz Au, $19.2/oz Ag, $1,989/t Pb, and $3,268/t Zn for Q3 2022.

Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023 and using the realized prices for gold of $1,823/oz Au, $21.9/oz Ag, $2,181/t Pb, and $3,634/t Zn for YTD 2022.

Fortuna | 12

Reconciliation of all-in sustaining cash cost per ounce of gold sold for the three and nine months ended September 30, 2023 and 2022

Lindero Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	21,926	23,202	67,821	63,980
Export duties and mining taxes	3,266	3,900	11,042	12,192
General and administrative expenses (operations)	2,292	2,044	6,791	6,497
Adjusted operating cash cost	27,484	29,146	85,654	82,669
Sustaining leases	598	563	1,795	1,831
Sustaining capital expenditures[1]	7,669	4,814	28,751	14,062
Brownfields exploration expenditures[1]	-	314	-	1,104
All-in sustaining cash cost	35,751	34,837	116,200	99,666
Non-sustaining capital expenditures[1]	353	-	676	169
All-in cash cost	36,104	34,837	116,876	99,835
Ounces of gold sold	22,195	30,052	74,038	89,193
All-in sustaining cash cost per ounce of gold sold	1,611	1,159	1,569	1,117
All-in cash cost per ounce of gold sold	1,627	1,159	1,579	1,119
[1] Presented on a cash basis

Yaramoko Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	25,587	25,258	68,372	68,752
Inventory net realizable value adjustment	-	1,170	334	3,125
Royalties and mining taxes	3,793	2,817	10,241	8,898
General and administrative expenses (operations)	(243)	688	1,255	1,570
Standby costs	-	-	2,999	-
Adjusted operating cash cost	29,137	29,933	83,201	82,345
Sustaining leases	1,161	1,419	3,681	4,273
Sustaining capital expenditures[1]	9,451	10,225	37,318	26,671
Brownfields exploration expenditures[1]	1,447	2,530	3,656	3,018
All-in sustaining cash cost	41,196	44,107	127,856	116,307
All-in cash cost	41,196	44,107	127,856	116,307
Ounces of gold sold	34,029	27,055	89,447	81,183
All-in sustaining cash cost per ounce of gold sold	1,211	1,630	1,429	1,433
All-in cash cost per ounce of gold sold	1,211	1,630	1,429	1,433
[1] Presented on a cash basis

Séguéla Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	14,108	-	14,108	-
Royalties and mining taxes	4,568	-	4,568	-
General and administrative expenses (operations)	3,112	-	3,112	-
Adjusted operating cash cost	21,788	-	21,788	-
Sustaining leases	3,044	-	3,044	-
Sustaining capital expenditures[1]	3,147	-	3,147	-
All-in sustaining cash cost	27,979	-	27,979	-
All-in cash cost	27,979	-	27,979	-
Ounces of gold sold	35,503	-	35,503	-
All-in sustaining cash cost per ounce of gold sold	788	-	788	-
All-in cash cost per ounce of gold sold	788	-	788	-
[1] Presented on a cash basis

Fortuna | 13

Reconciliation of all-in sustaining cash cost per ounce of gold equivalent sold for the three and nine months ended September 30, 2023 and 2022

Consolidated	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	105,514	87,083	274,315	246,701
Inventory adjustment - cash portion	-	1,170	334	3,150
Royalties, export duties and mining taxes	13,071	8,195	30,277	25,778
Workers' participation	936	1,745	1,642	3,952
General and administrative expenses (operations)	7,920	5,228	19,875	16,047
General and administrative expenses (Corporate)	6,219	7,283	23,300	27,328
Standby costs	-	-	7,083	-
Adjusted operating cash cost	133,660	110,704	356,826	322,955
Sustaining leases	5,872	3,006	11,778	9,098
Sustaining capital expenditures	27,243	23,213	89,311	64,275
Brownfields exploration expenditures	3,326	4,590	7,951	9,495
All-in sustaining cash cost	170,101	141,513	465,866	405,824
Payable ounces of gold equivalent sold	129,627	98,873	309,196	293,423
All-in sustaining cash cost per ounce of gold equivalent sold	1,312	1,431	1,507	1,383

Gold equivalent was calculated using the realized prices for gold of $1,924/oz Au, $23.7/oz Ag, $2,136/t Pb, and $2,428/t Zn for Q3 2023 and using the realized prices for gold of $1,718/oz Au, $19.2/oz Ag, $1,989/t Pb, and $3,268/t Zn for Q3 2022.

Gold equivalent was calculated using the realized prices for gold of $1,927/oz Au, $23.4/oz Ag, $2,162/t Pb, and $2,778/t Zn for YTD 2023 and using the realized prices for gold of $1,823/oz Au, $21.9/oz Ag, $2,181/t Pb, and $3,634/t Zn for YTD 2022.

Reconciliation of production cash cost per tonne and cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2023 and 2022

San Jose Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		37,071	32,936	98,960	94,313
Changes in concentrate inventory		(72)	(209)	(90)	(137)
Cost of sales-right of use		213	-	540	-
Depletion and depreciation in concentrate inventory		25	68	26	49
Inventory adjustment		228	312	(66)	266
Royalties and mining taxes		(1,278)	(1,261)	(3,575)	(4,002)
Workers participation		(341)	(979)	(91)	(1,876)
Depletion and depreciation		(10,233)	(9,659)	(28,677)	(27,265)
Cash cost[3]	A	25,613	21,208	67,027	61,348
Total processed ore (tonnes)	B	247,542	267,198	689,165	770,090
Production cash cost per tonne ($/t)	=A/B	103.47	79.37	97.26	79.66
Cash cost[3]	A	25,613	21,208	67,027	61,348
Changes in concentrate inventory		72	209	90	137
Depletion and depreciation in concentrate inventory		(25)	(68)	(26)	(49)
Inventory adjustment		(228)	(312)	66	(266)
Treatment charges		54	(173)	279	(228)
Refining charges		956	997	2,569	2,789
Cash cost applicable per payable ounce sold	C	26,442	21,861	70,005	63,731
Payable ounces of silver equivalent sold[1]	D	1,910,609	2,254,673	5,194,670	6,159,782
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	13.84	9.70	13.48	10.35
Mining cost per tonne		49.98	37.72	44.86	37.48
Milling cost per tonne		20.92	17.49	21.47	18.74
Indirect cost per tonne		21.77	16.09	21.05	15.48
Community relations cost per tonne		3.87	2.68	3.28	2.55
Distribution cost per tonne		6.93	5.39	6.60	5.41
Production cash cost per tonne ($/t)		103.47	79.37	97.26	79.66

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 81.7:1 (Q3 2022: 90.0:1). Silver equivalent sold for YTD 2023 is calculated using silver to gold ratio of 82.6:1 (YTD 2022: 83.5:1)

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices

Fortuna | 14

Caylloma Mine		Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)		2023	2022	2023	2022
Cost of sales		16,159	17,512	50,810	50,815
Changes in concentrate inventory		188	135	143	11
Cost of sales-right of use		437	-	1,567	-
Depletion and depreciation in concentrate inventory		25	(30)	(66)	(196)
Inventory adjustment		561	(491)	(36)	(179)
Royalties and mining taxes		(166)	(218)	(851)	(686)
Provision for community support		109	123	32	97
Workers participation		(449)	(455)	(1,326)	(1,389)
Depletion and depreciation		(2,960)	(3,619)	(9,848)	(10,952)
Cash cost[3]	A	13,904	12,957	40,425	37,521
Total processed ore (tonnes)	B	140,077	139,143	403,077	407,695
Production cash cost per tonne ($/t)	=A/B	99.25	93.12	100.29	92.03
Cash cost	A	13,905	12,957	40,425	37,521
Changes in concentrate inventory		(188)	(135)	(143)	(11)
Depletion and depreciation in concentrate inventory		(25)	30	66	196
Inventory adjustment		(561)	491	36	179
Treatment charges		4,714	3,028	14,913	11,195
Refining charges		258	389	822	1,153
Cash cost applicable per payable ounce sold	C	18,103	16,760	56,119	50,233
Payable ounces of silver equivalent sold[1]	D	1,158,881	1,480,688	3,869,253	4,101,900
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	15.62	11.32	14.50	12.25
Mining cost per tonne		47.07	41.38	46.07	39.04
Milling cost per tonne		13.16	14.57	14.56	15.24
Indirect cost per tonne		29.58	28.46	29.92	29.50
Community relations cost per tonne		0.70	1.30	0.72	0.93
Distribution cost per tonne		8.74	7.43	9.02	7.34
Production cash cost per tonne ($/t)		99.25	93.14	100.29	92.05

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 80.3:1 (Q3 2022: 0.0:1), silver to lead ratio of 1:24.7 pounds (Q3 2022: 1:21.4), and silver to zinc ratio of 1:21.7 pounds (Q3 2022: 1:13.0). Silver equivalent sold for YTD 2023 is calculated using a silver to gold ratio of 80.9:1 (YTD 2022: 84.8:1), silver to lead ratio of 1:24.0 pounds (YTD 2022: 1:22.2), and silver to zinc ratio of 1:18.6 pounds (YTD 2022: 1:13.3).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2023 and 2022

San Jose Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	26,442	21,861	70,004	63,731
Cost of sales-right of use	(213)	-	(540)	-
Royalties and mining taxes	1,278	1,261	3,575	4,002
Workers' participation	426	1,224	114	2,345
General and administrative expenses (operations)	1,727	1,606	5,251	4,845
Stand-by costs	-	-	4,084	-
Adjusted operating cash cost	29,660	25,952	82,488	74,923
Sustaining leases	256	183	632	489
Sustaining capital expenditures[3]	3,462	4,410	10,828	12,036
Brownfields exploration expenditures[3]	1,082	1,548	2,958	4,645
All-in sustaining cash cost	34,460	32,093	96,906	92,093
Non-sustaining capital expenditures[3]	385	-	1,178	869
All-in cash cost	34,845	32,093	98,084	92,962
Payable ounces of silver equivalent sold[1]	1,910,609	2,254,673	5,194,670	6,159,782
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	18.04	14.23	18.65	14.95
All-in cash cost per ounce of payable silver equivalent sold[2]	18.24	14.23	18.88	15.09

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 81.7:1 (Q3 2022: 90.0:1). Silver equivalent sold for YTD 2023 is calculated using silver to gold ratio of 82.6:1 (YTD 2022: 83.5:1)

[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Fortuna | 15

Caylloma Mine	Three months ended September 30,		Nine months ended September 30,
(Expressed in $'000's, except unit costs)	2023	2022	2023	2022
Cash cost applicable	18,103	16,760	56,118	50,233
Cost of sales-right of use	(437)	-	(1,567)	-
Royalties and mining taxes	166	218	851	686
Workers' participation	510	522	1,528	1,607
General and administrative expenses (operations)	1,032	890	3,466	3,135
Adjusted operating cash cost	19,374	18,390	60,396	55,661
Sustaining leases	813	841	2,626	2,505
Sustaining capital expenditures[3]	3,514	3,764	9,267	11,506
Brownfields exploration expenditures[3]	797	198	1,337	729
All-in sustaining cash cost	24,498	23,193	73,626	70,401
All-in cash cost	24,498	23,193	73,626	70,401
Payable ounces of silver equivalent sold[1]	1,158,881	1,480,688	3,869,253	4,101,900
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	21.14	15.66	19.03	17.16
All-in cash cost per ounce of payable silver equivalent sold[2]	21.14	15.66	19.03	17.16

1 Silver equivalent sold for Q3 2023 is calculated using a silver to gold ratio of 80.3:1 (Q3 2022: 0.0:1), silver to lead ratio of 1:24.7 pounds (Q3 2022: 1:21.4), and silver to zinc ratio of 1:21.7 pounds (Q3 2022: 1:13.0). Silver equivalent sold for YTD 2023 is calculated using a silver to gold ratio of 80.9:1 (YTD 2022: 84.8:1), silver to lead ratio of 1:24.0 pounds (YTD 2022: 1:22.2), and silver to zinc ratio of 1:18.6 pounds (YTD 2022: 1:13.3).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and accompanying Q3 2023 MD&A, which are available for download on the Company’s website,  www.fortunasilver.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, November 9, 2023, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/49330 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, November 9, 2023
Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062
Dial in number (International): +1.973.528.0011
Access code: 101879

Replay number (Toll Free): +1.877.481.4010
Replay number (International): +1.919.882.2331
Replay passcode: 49330

Playback of the earnings call will be available until Thursday, November 23, 2023. Playback of the webcast will be available until Saturday, November 9, 2024. In addition, a transcript of the call will be archived on the Company’s website.

Fortuna | 16

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated financial and operational performance in 2023; estimated production and costs of production for 2023, including grade and volume of metal produced and sales, revenues and cashflows, and capital costs (sustaining and non-sustaining), and operating costs, including projected production cash costs and all-in sustaining costs, and upward revisions to Yaramoko’s annual gold production guidance to 110 to 120 thousand ounces from the original guidance of 92 to 102 thousand ounces; the ability of the Company to mitigate the inflationary pressures on supplies used in its operations; estimated capital expenditures and estimated exploration spending in 2023, including amounts for exploration activities at its properties;   statements regarding the Company's liquidity, access to capital; the impact of high inflation on the costs of production and the supply chain;  statements regarding declining stripping ratio, expected tonnage of ore to be placed on the leach pad, and higher average grade of gold at Lindero for the fourth quarter; the Company’s expectation that the leach pad expansion project at Lindero will be completed during the second half of 2024; statements that drilling will continue on the western portion of Zone 55 at Yaramoko during the fourth quarter of 2023; statements that stripping and initial mining of oxide material at Séguéla is schedule to begin in the fourth quarter; the expected timing for completion of initial grade control drilling at the Koula deposit; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;   risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; the possibility that the ruling in favour of Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) to reinstate the environmental impact authorization at the San Jose mine (the “EIA”) will be successfully appealed; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described

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in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties);  geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; if an appeal is made in respect of the ruling in favour of Minera Cuzcatlan reinstating the EIA, that such appeal won’t be successful; that Minera Cuzcatlan will be successful in the legal proceedings to reinstate the environmental impact authorization at the San Jose mine; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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